                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No._____)*



                        NURESCELL INC.
-----------------------------------------------------------
                       (Name of Issuer)

                COMMON STOCK, $.0001 par value
-----------------------------------------------------------
                (Title of Class of Securities)


                         67057R 10 1
             ---------------------------------
                      (CUSIP Number)


          Adrian A. Joseph, Ph.D.; 2030 Main Street
      13th Floor, Irvine, California 92614 (949) 260-4925
-----------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 12, 1999
                 -----------------------------
             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                           Page 1 of  6  Pages
                                     ---

CUSIP NO. 67057R 10 1                   13D                Page  2  of  6 Pages
                                                                ----  ----
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Adrian A. Joseph, Ph.D.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 8,049,000
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               8,049,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,049,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67057R 10 1                    13D                Page  3 of 6 Pages
                                                                ----  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dianna Joseph

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 8,049,000
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               8,049,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,049,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          Title of Class: Common Stock, par value $.0001

          Issuer: Nurescell Inc.

          Principal Executive Offices:
                 2030 Main Street, 13th Floor
                 Irvine, California 92614

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)   Adrian A. Joseph, Ph.D. and Dianna Joseph (the "Josephs")

          (b) The Josephs' business address is 2030 Main Street, 13th Floor, Irvine, California 92614.

          (c) Adrian A. Joseph is the President of Nurescell Inc. ("Nurescell"). Nurescell is in the business of developing and commercially exploiting a proprietary radiation shielding technology and is located at 2030 Main Street, 13th Floor, Irvine, California 92614. Dianna Joseph is the wife of Adrian A. Joseph.

          (d) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)   Adrian A. Joseph and Dianna Joseph are Canadian citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The consideration for the 7,889,000 shares of Nurescell common stock currently owned by the Josephs (the "Existing Common Stock") was Dr. Joseph's transfer to Nurescell of certain technology developed by him. It is anticipated that the Josephs will use their personal funds at such time, if ever, as they acquire up to an additional 160,000 shares of Nurescell common stock pursuant to outstanding stock options (the "Option Shares").

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition of the Existing Common Stock by the Josephs was for investment. It is anticipated that any acquisition of the Option Shares will also be for investment. The Josephs intend to review their holdings with respect to Nurescell on a continuing basis. Depending on their evaluation of Nurescell's business and prospects, and upon future developments (including, but not limited to, market prices of the Existing Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Josephs may acquire additional shares of Nurescell's common stock (by acquisition of the Option Shares or otherwise); sell all or a portion of their shares of Existing Common Stock, or other shares of Nurescell common stock hereafter acquired; or maintain their position at current levels.

          The Josephs have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The Josephs may, at any time and from time to time, review or reconsider their position with respect to Nurescell, and formulate plans or proposals with respect to any of such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 8,049,000 shares beneficially owned by the Josephs (the "Shares") constitute approximately 61% of Nurescell's Common Stock outstanding as of March 18, 1999.

          (b) The Josephs share the voting and dispositive power with respect to the Shares.

          (c) The Josephs have engaged in no transactions with respect to Nurescell's common stock in the past sixty days.

          (d)   Not applicable.

          (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Josephs and any person with respect to any securities of Nurescell, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No exhibits are required to be filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 25, 1999



                    /s/ Adrian A. Joseph, Ph.D.
                    -------------------------------
                    Adrian A. Joseph, Ph.D.



                    /s/ Dianna Joseph
                    -------------------------------
                    Dianna Joseph